

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 5, 2018

David J. Matlin
Chief Executive Officer
Matlin & Partners Acquisition Corporation
585 Weed Street
New Canaan, CT 06840

> **Re: Matlin & Partners Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 9, 2018**
> **File No. 1-38025**

Dear Mr. Matlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that the "Charter Proposal" relates to several changes relating to your amended and restated certification of incorporation which will include a supermajority voting provision which your charter currently does not include. Please provide us a form of the preliminary proxy card to review and explain whether shareholders will be able to vote on this matter separately.

Summary of the Proxy Statement, page 15

USWS Holdings LLC and U.S. Well Services, LLC, page 15

2. Please expand your disclosure here or include a separate section to describe the circumstances that led to the restructuring and the nature of the restructuring of USWS. In that regard, we note your disclosure at pages Fin-69 through Fin-71 regarding certain covenant violations and Term Loan Forbearance Agreements. See Item 14(d) of

Schedule 14A.

3.   Please provide substantiation for the statement that USWS maintained higher levels of utilization during the "downturn" from the fall of 2014 through the end of 2016.

Risk Factors, page 33

4.   We note that, if shareholders vote to approve the Charter Proposal, your amended and restated certification of incorporation will include classified board, supermajority voting, and exclusive forum provisions. Please add a risk factor discussing the material risks to shareholder rights posed by these provisions.

A decline in or substantial volatility of crude oil and natural gas commodity prices, page 34

5.   Please update this risk factor or add a separate risk factor to address the risks related to the restructuring of USWS during the recent downturn in commodity prices.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of MPAC, page 60

6.   We note your disclosure on page 62, indicating that the pro forma financial statements have been prepared on the basis that Matlin & Partners Acquisition Corporation (MPAC)'s acquisition of USWS Holdings LLC (USWS Holdings), including its wholly owned subsidiary USWS LLC (USWS), will be accounted for as a reverse recapitalization in accordance with GAAP, and that under this method of accounting, MPAC will be treated as the acquired company and USWS will be treated as the acquirer for financial reporting purposes.

However, you have disclosure on page 27 indicating that no party to the transaction will have a controlling financial interest in the merged business, and that you will not be able to determine which party will be the acquirer until after consummation. Please provide us the analysis that you performed in deciding that USWS would be depicted as the accounting acquirer for purposes of the pro forma presentation, based on the guidance in FASB ASC 805-10-55-10 to 55-15.

Please identify all relationships between the various shareholder groups, including any interests held in multiple groups by the same investors, and explain the difference between blocker and non-blocker shareholders and how this has taken form. Please clarify how you considered the voting and economic interests of each group under all redemption scenarios, and shares that may be issued under the Crestview backstop commitment and option to acquire additional shares prior to the merger.

A&R Registration Rights Agreement, page 101

7.   Please revise to disclose the material terms and the approximate number of common shares which you will be required to register pursuant to the amended and restated registration statement agreement.

Background of the Business Combination, page 102

8.   We note your disclosure regarding consideration of other targets by MPAC at page 103. Please expand your background section to clarify:

- How consideration of other potential targets progressed during the period when MPAC was considering the transaction with USWS, including when any active material discussions with other targets occurred, when MPAC determined to not pursue other targets, and when MPAC submitted term sheets to the approximately 15 other businesses;

- The size and material attributes of the other potential targets; and

- The nature of the "other opportunities in which MPAC was actively engaged" on February 20, 2018.

9.   Please clarify how MPAC determined the "pre-money" total enterprise value of USWS and its assets of $575 million to $625 million submitted in the term sheet on March 7, 2018.

10.   Please further describe the "other factors" that, on May 3, 2018, led representatives of MPAC to express their view that the valuation of USWS needed to be further reduced from $575 million. Additionally, please describe the rationale for the revised valuation of $565 million proffered on May 20, 2018.

Our Board of Directors' Reasons for the Approval of the Business Combination, page 107

11.   Please identify the comparable public companies and transactions that the MPAC board reviewed. In addition, please expand your disclosure at pages 103-04 to clarify the valuations discussed by MPAC on February 20, 2018 and February 27, 2018 and the comparable company trading multiples of enterprise value/EBITDA and EV/HHP that MPAC upon which MPAC based the valuations.

12.   Please describe further the material financial and valuation analysis of USWS and the business combination that the MPAC board conducted.

13.   Please expand your disclosure regarding the negative factors considered by the MPAC board to clarify whether the board gave consideration to the restructuring of USWS and net losses that USWS recorded in recent fiscal periods.

14.   We note disclosure in the registration statement relating to the initial public offering of the MPAC units that you will obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, regarding the fairness to your company from a financial point of view of a business combination with one or more businesses affiliated with your sponsor, officers or directors. We further note that Mr. Treadwell, a member of your board of directors, was a member of the board of managers of USWS Holdings until May 2018 and will receive certain new USWS Units in connection with the business combination. Please provide an analysis explaining whether you are required to obtain a fairness opinion from an independent financial advisor in connection with the business combination.

Management's Discussion and Analysis of Financial Condition and Results of Operations of USWS, page 168

Liquidity and Capital Resources, page 175

Cash Flows from Operating, Investing and Financing Activities, page 175

Capital Expenditures, page 176

15.   Given the capital intensive nature of your operations, please explain to us what consideration you have given to quantifying the amount of maintenance capital expenditures and growth capital expenditures budgeted and incurred for 2018.

Financial Statements

General

16.   Please update your historical and pro forma financial statements to comply with Rules 8-08 and 11-02(c) of Regulation S-X.

Other

17.   Please include a form of proxy card marked as "preliminary" in your next amendment. Please also indicate on your preliminary proxy card whether the approval of certain proposals is conditioned upon the approval of other proposals. In that regard, we note your disclosure at pages 2-3. Refer to Rules 14a-6(e)(1) and 14a-4(a)(3) of Regulation 14A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Charles H. Still, Jr.
       Bracewell LLP